[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH., D.C.
200

SECUR 11015824 ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67778 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INTEGRITY CAPITAL PARTNERS CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 CLEMATIS STREET #210
(No. and Street)

WEST PALM BEACH (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW BLOEMERS 561-820-9700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100 (Address) ATLANTA (City) GA (State) 30339 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ANDREW BLOEMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST INTEGRITY CAPITAL PARTNERS CORP., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

NOTARY PUBLIC STATE OF FLORIDA
LYNNE H. BRAUNSTEIN
MY COMMISSION # DD 805525
EXPIRES: November 13, 2012
Bonded Thru Budget Notary Services

Lynne H Braunstein
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST INTEGRITY CAPITAL PARTNERS CORP.
**Financial Statements**
**For the Year Ended**
**December 31, 2010**
**With**
**Independent Auditor's Report**

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT

To the Stockholder
First Integrity Capital Partners Corp.

We have audited the accompanying statement of financial condition of First Integrity Capital Partners Corp., as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Integrity Capital Partners Corp., as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2011
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

# FIRST INTEGRITY CAPITAL PARTNERS CORP.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2010

## ASSETS

| | 2010 |
|---|---|
| Cash and cash equivalents | $ 103,548 |
| Deposit with clearing broker | 31,902 |
| Property and equipment, net of accumulated Depreciation of $1,324 | 17,336 |
| Other assets | 18,348 |
| Total Assets | $ 171,134 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable | $ 7,711 |
| Total Liabilities | 7,711 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding | 100 |
| Paid-in capital | 76,213 |
| Retained earnings | 87,110 |
| Total Stockholder's Equity | 163,423 |
| Total Liabilities and Stockholder's Equity | $ 171,134 |

The accompanying notes are an integral part of these financial statements.

**FIRST INTEGRITY CAPITAL PARTNERS CORP.**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2010**

| | | 2010 |
|---|---|---|
| REVENUES | | |
| Commissions | $ | 707,504 |
| Interest | | 533 |
| Total revenues | | 708,037 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Employee compensation and benefits | | 447,866 |
| Clearing costs | | 29,552 |
| Communications | | 8,301 |
| Occupancy | | 26,223 |
| Other operating expenses | | 120,540 |
| Total expenses | | 632,482 |
| NET INCOME | $ | 75,555 |

The accompanying notes are an integral part of these financial statements.

**FIRST INTEGRITY CAPITAL PARTNERS CORP.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2010**

| | | 2010 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 75,555 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 1,280 |
| Increase in deposit with clearing broker | | (5,064) |
| Decrease in accounts receivable - clearing broker | | 46,208 |
| Increase in other assets | | (9,750) |
| Decrease in accounts payable and accrued expenses | | (34,914) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 73,315 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of property and equipment | $ | (17,351) |
| NET CASH FLOWS USED BY INVESTING ACTIVITIES | $ | (17,351) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 55,964 |
| CASH AND CASH EQUIVALENTS BALANCE: | | |
| Beginning of year | | 47,584 |
| End of year | $ | 103,548 |

The accompanying notes are an integral part of these financial statements.

**FIRST INTEGRITY CAPITAL PARTNERS CORP.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Year Ended December 31, 2010**

| | |
|---|---|
| Balance, December 31, 2009 | $ 87,868 |
| Net income | 75,555 |
| Balance, December 31, 2010 | $ 163,423 |

The accompanying notes are an integral part of these financial statements.

**FIRST INTEGRITY CAPITAL PARTNERS CORP.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2010**

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Florida that began business in September 2008. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States. The Company operates from offices located in West Palm Beach, Florida.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2007.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customers' securities transactions and related commission income and expenses are reported on a settlement date basis which approximates trade date basis.

Date of Management's Review: Subsequent events were evaluated through February 15, 2011, which is the date the financial statements were available to be issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $123,844, which was $118,844 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .06 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — RELATED PARTY TRANSACTIONS

The Company's operations are conducted out of premises leased from its stockholder for $2,000 monthly. Rent expense for 2010 was approximately $22,500.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

NOTE E — CLEARING BROKER-DEALER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

**SCHEDULE I**
**FIRST INTEGRITY CAPITAL PARTNERS CORP.**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934**
**AS OF DECEMBER 31, 2010**

NET CAPITAL:

| | |
|---|---|
| Total stockholder's equity | $ 163,423 |
| Less nonallowable assets: | |
| Other assets | (18,348) |
| Property and equipment | (17,336) |
| | (35,684) |
| Net capital before haircuts | 127,739 |
| Less haircuts | (3,895) |
| Net capital | 123,844 |
| Minimum net capital required | 5,000 |
| Excess net capital | $ 118,844 |
| Aggregate indebtedness | $ 7,711 |
| Net capital based on aggregate indebtedness | $ 514 |
| Ratio of aggregate indebtedness to net capital | .06 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2010

There is no significant difference between net capital in the FOCUS report as of December 31, 2010 and net capital reported above.

**FIRST INTEGRITY CAPITAL PARTNERS CORP.**

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5**

To the Stockholder
First Integrity Capital Partners Corp.

In planning and performing our audit of the financial statements of First Integrity Capital Partners Corp., for the year ended December 31, 2010, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by First Integrity Capital Partners Corp., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 15, 2011
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC